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EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2001	2000	1999	1998	1997
Earnings (Loss):	$30,277	$26,009	$22,053	$19,403	$(2,797)
Add Back:
Interest Expense	29,126	25,791	19,697	14,033	7,043
Write-off of Unamortized Loan Costs	—	—	—	—	2,295
Acquisition LLC Financing Costs	—	—	—	—	6,973

Earnings Available for Fixed Charges	$59,403	$51,800	$41,750	$33,436	$13,514

Combined Fixed Charges:
Interest Incurred	40,840	33,832	23,792	16,264	7,139
Write-off of Unamortized Loan Costs (a)	—	—	—	—	2,295
Acquisition LLC Financing Costs (b)	—	—	—	—	6,973
Preferred Dividends	3,666	3,666	2,036	—	3,038

Fixed Charges	$44,506	$37,498	$25,828	$16,264	$19,445

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (c)	$1.33	$1.38	$1.62	$2.06	$0.69

(a)
This amount represents unamortized loan costs associated with debt retired in connection with the initial public offering.

(b)
This amount represents the portion of the purchase price of the membership interests in ARE Acquisitions, LLC (the "Acquisition LLC") paid by the Company in excess of the cost incurred by the Acquisition LLC to acquire the three Life Science Facilities owned by it.

(c)
For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest), write-off of unamortized loan costs, Acquisition LLC Financing Costs (see Note (b)), and preferred stock dividends.

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  EXHIBIT 12.1
CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS